UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MINK THERAPEUTICS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

603693102

(CUSIP Number)

Garo H. Armen, Ph.D.

Chairman and CEO

Agenus Inc.

3 Forbes Road

Lexington, MA 02421

(781) 674-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45249V 107	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS Agenus Inc. (“Agenus”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,344,685
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 21,344,685
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,344,685
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

This percentage is calculated based upon 33,910,688 shares of the Issuer’s Common Stock reported to be outstanding as of March 15, 2025, as disclosed in the Issuer’s Annual Report on For m 10-K filed with the Securities and Exchange Commission on March 24, 2023.

Page 3 of 4 Pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on October 28, 2021 (the “Schedule 13D”), relating to the common stock, par value $0.00001 per share (“Common Stock”) of MiNK Therapeutics, Inc., a Delaware corporation (the “Issuer”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information set forth in or incorporated by reference in Items 2, 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a)	See responses to Items and 13 on the cover page.

(b)	Agenus has sole power to vote and dispose of the securities of the Issuer held by it.

(c)

On May 1, 2023, Agenus paid its previously announced pro rata stock dividend (the “Dividend”) consisting of an aggregate of 4,988,081 shares of Common Stock held by Agenus (the “Dividend Shares”) to record holders of Agenus’s common stock (such stock, the “Agenus Common Stock”) as of April 17, 2023 (the “Record Date”). Agenus distributed 0.0146 of a share of the Common Stock for each share of Agenus Common Stock outstanding as of the close of business on the Record Date. No fractional shares were issued in connection with the Dividend and the equityholders of Agenus who were entitled to receive fractional shares of the Dividend Stock received cash (without interest) in lieu of such fractional shares and 192 shares of Common Stock owned by Agenus that represented the aggregate number of fractional shares that would have been distributed were retired.

(d)	Not applicable

(e)	Not applicable.

Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 3, 2023	Agenus Inc.

	By:	/s/ Garo H. Armen, Ph.D.
Name: Garo H. Armen, Ph.D.
Title: Chairman and CEO